SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 7, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Enclosure:  Press Release dated March 7, 2008

Corporate Express NV For more information: Media Relations: +31 (0)20 651 10 19 Investor Relations: +31 (0)20 651 10 42 www.cexpgroup.com

PRESS RELEASE

CORPORATE EXPRESS NV ISSUES 2007 ANNUAL REPORT

Amsterdam, the Netherlands, 7 March 2008 - Corporate Express NV today published its 2007 Annual Report as well as the Annual Overview 2007. The documents are available on the Company’s corporate website.

Corporate Express NV has combined its Annual Report and Form 20-F, which the company has to file with the US Securities and Exchange Commission every year as a consequence of its listing on the New York Stock Exchange.

In addition, Corporate Express NV published its Annual Overview 2007 which provides a comprehensive picture of the company and the developments during 2007.

The 2007 Annual Report is available in English whereas the Annual Overview 2007 and the Agenda for Annual Meeting of Shareholders are available both in English and Dutch. Printed versions of the documents will be made available as per 20 March 2008.

- - -

Financial calendar

Annual General Meeting of Shareholders 2007:	Tuesday 8 April 2008
Ex-dividend date:	Thursday 10 April 2008
Publication first quarter results 2008:	Wednesday 7 May 2008
Publication second quarter results 2008:	Wednesday 6 August 2008
Publication third quarter results 2008:	Wednesday 5 November 2008
Publication fourth quarter results 2008:	Tuesday 10 February 2009

Ends

Note to the editor

Corporate Express is one of the world’s leading suppliers of office products to businesses and institutions. The Company has a widespread global proprietary distribution network spanning North America, Europe and Australia, with approximately 18,000 employees working from more than 350 locations in 21 countries. In 2007 the Company generated sales of €5.6 billion. On October 1, 2007, the new management of Corporate Express announced the outcome of a strategic review designed to fully unlock the potential of the Group and its valuable international market positions, create growth and improve shareholder value. While the Company is aware of current economic conditions, it is confident that it is on track towards achieving its targets of an average annual organic sales growth of at least 6% for its Global Office Products business for the period 2008-2010.  The Company expects to generate EBITDA margins of at least 7% from Global Office Products, including overhead costs.

For more information

Analysts / investors: Carl Hoyer	Telephone:+31 (0)20 651 10 42
carl.hoyer@cexpgroup.com

Press / general inquiries: Anneloes Geldermans	Telephone:+31 (0)20 651 10 34
anneloes.geldermans@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2007. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ P. Ventress
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  March 7, 2008